                                                                                                                      Exhibit 12.1

Macy’s, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	26 Weeks Ended	Fiscal Year Ended
	8/3/2013	2/2/13	1/28/12	1/29/11	1/30/2010	1/31/2009
Income (loss) before income taxes	$776	$2,102	$1,968	$1,320	$507	$(4,938)
Add: Interest Expense	194	562	447	579	562	588
Portion of rents representative of the interest factor	54	106	106	105	106	110
Adjusted Income (loss)	$1,024	$2,770	$2,521	$2,004	$1,175	$(4,240)
Fixed Charges:
Interest Expense	194	562	447	579	562	588
Capitalized Interest	5	15	8	5	5	11
Portion of rents representative of the interest factor	54	106	106	105	106	110
Total Fixed Charges	$253	$683	$561	$689	$673	$709
Ratio of earnings (losses) to fixed charges (b)	4.0x	4.1x	4.5x	2.9x	1.7x	— (b)

(a)           For purposes of determining the ratio of earnings (loss) to fixed charges, earnings (loss) consist of income (loss) before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, premium on early retirement of debt, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.

(b)           For the fiscal year ended January 31, 2009, our earnings were insufficient to cover our fixed charges by $4.95 billion.